HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

US Dollars in thousands (except share and per share data)

	For the Three		For the Nine
	Months Ended September 30,		Months Ended September 30,
	2012	2011	2012	2011
	(Unaudited)

Revenues	780	885	2,509	2,458

Costs of revenues:
Depreciation	(146)	(163)	(436)	(493)
Other	(504)	(599)	(1,647)	(1,568)

Gross profit	130	123	426	397

Operating expenses:

Research and development	(44)	(25)	(110)	(75)

Selling and marketing	(70)	(92)	(205)	(268)

General and administrative	(339)	(345)	(945)	(1,078)

Operating loss	(323)	(339)	(834)	(1,024)

Financing expenses and foreign currency translation, net	(9)	(149)	(191)	(332)

Other expenses, net	(89)	(1)	(101)	(2)

Benefit Reduction for Loan *	-	-	(1,296)	-

Loss before taxes on income	(421)	(489)	(2,422)	(1,358)

Provision for income taxes	-	(1)	-	(1)

Net loss	(421)	(490)	(2,422)	(1,359)

Basic and diluted net loss per share	(0.002)	(0.005)	(0.019)	(0.015)

Number of shares used in computing basic and diluted net loss per share	199,950,602	89,453,364	127,639,909	89,453,364

Other comprehensive income:
Net loss	(421)	(490)	(2,422)	(1,359)

Foreign currency translation adjustments	33	(29)	50	(18)

Comprehensive income	(388)	(519)	(2,372)	(1,377)
* See also Note 5a.